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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following is the text of a brochure Compaq began mailing to shareholders on March 4, 2002.

A vote "FOR" the merger with HP is a vote "FOR" increasing the value of your Compaq investment.

Vote Today.

Compaq's Board of Directors has concluded that the HP merger presents the single best way to increase the value of your investment in Compaq. We believe the benefits of the merger are clear:

o Accelerates earnings growth through $2.5 billion in annual cost savings, using conservative assumptions

o Achieves $5-$9 in net present value per share of the combined company as a result of these cost savings

o Increases earnings stability through a powerful stream of recurring profits, particularly in the combined company's services and imaging and printing businesses

o    Creates a stronger, more balanced and more efficient operating model

o    Extends our leadership and competitive strengths in key growth markets

o    Provides critical mass in key services offerings

o    Delivers compelling value to shareowners and customers

Compaq's special shareholder meeting is scheduled for March 20, 2002. Be sure your vote is counted. Act today to vote your shares "FOR" the merger by mail, phone or Internet.

If you have any questions or need assistance in voting your shares, please call the firm assisting us in the solicitation of proxies:

Georgeson Shareholder Communications Inc.
111 Commerce Road, Carlstadt, NJ  07072
Banks and Brokers call collect: 201-896-1900
All others call toll-free: 866-728-9010

See the enclosed white proxy card for easy instructions on telephone and Internet voting.


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This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002, and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's website at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.